Facsimile

DATE:	November 2, 2006
	NAME	FAX	PHONE

TO:	Duc Dang Division of Corporation Finance	(202) 772-9206	(202) 551-3386

FROM:	Ann F. Chamberlain ann.chamberlain@bingham.com	(212) 752-5378	(212) 705-7207

PAGES:	(INCLUDING THIS COVER PAGE): 7

RE:	Changed Pages

MESSAGE:

Duc,

Attached are changed pages to the proxy statement. I will call you to follow up.

Ann